Exhibit 99.1

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax  : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax  : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

London, September 23, 2013

Total presents outlook and objectives

Christophe de Margerie, Chairman and CEO of Total, is presenting to the financial community the company’s outlook and objectives for the coming years as well as the social and environmental strategy of the Group. The event is webcast and the presentation is available on the website www.total.com.

The key messages include:

•	Major project start ups and end of intensive investment phase

To grow the company and create value, Total launched a program of intensive Upstream investments several years ago. The program’s benefits are being realized through the start up of major projects from now to 2017, like Kashagan in Kazakhstan, which began producing September 11. The Group anticipates investments to trend down starting in 2014 as it enters a growth phase for production and free cash flow.

•	Growth of free cash flow

The Group anticipates a strong increase in cash flow from Upstream start-ups and Downstream restructuring. This increase in cash flow combined with the decrease in investments to more moderate levels should generate notable growth of free cash flow.

•	2.6 Mboe/d in 2015 and potential for 3 Mboe/d in 2017

In the Upstream, the Group plans to start up numerous projects in the coming months (Ekofisk South, CLOV, Laggan-Tormore, Ofon 2,…) and confirms its production growth targets. In parallel, the bold exploration program continues with more than 15 high-potential wells planned from now to the end of 2014, notably in the Gulf of Mexico, Iraq, Brazil and Angola.

•	First results from restructuring Refining & Chemicals

In Refining & Chemicals, the ongoing restructuring has begun to bear fruit, and profitability is increasing toward the target of 13% return on average capital employed set for 2015, using the 2010 market parameters. Total is optimizing its European portfolio, recently by launching a project to adapt its Carling plant. The Group is also continuing to develop its major integrated platforms, notably Satorp in Jubail, Saudi Arabia, which has recently started up.

•	Adaptation and expansion of Marketing & Services

In Marketing & Services, the investment program approved by management will allow the Group to adapt its positions in Europe and expand in growing markets, particularly in Africa and the Middle East, where the Group is a leader today. During this investment phase, the profitability of Marketing & Services is expected to remain at high levels.

•	Corporate social responsibility (CSR), creating opportunities for Total

In addition to improving risk management, the integration of CSR at the heart of Total’s operations stands out as a source of value creation for the Group and for its stakeholders. The Group’s commitment to CSR is recognized by, among others, the Dow Jones Sustainability Indices, which selected Total as the only Major Oil company to be part of the index for 10 consecutive years.

In keeping with the targets for sustainable growth and the strong visibility on the future, Christophe de Margerie confirms his commitment in favor of a policy of competitive returns to shareholders.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault—92078 Paris-La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com